UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended: December 31, 2020

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from: ____________ to ____________

Commission File Number: 001-12951

A.  Full title of the Plan and the address of the Plan, if
different from that of the issuer named below:

BUCKLE 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

THE BUCKLE, INC.
2407 WEST 24TH STREET
P.O. BOX 1480
KEARNEY, NEBRASKA 68848-1480

BUCKLE 401(K) PLAN

REQUIRED INFORMATION

Plan financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA (Employee Retirement Income Security Act of 1974) and are included herein as listed in the table of contents below.

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of Buckle 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Buckle 401(k) Plan (“the Plan”) as of December 31, 2020 and 2019, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
June 29, 2021

We have served as the Plan’s auditor since at least 1993; however, an earlier year could not be reliably determined.

BUCKLE 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
ASSETS:
Participant directed investments at fair value	$143,077,572	$122,981,665
Participant directed investments at contract value	6,598,189	4,228,166

Receivables:
Notes receivable from participants	1,401,235	1,703,798
Participant contributions	243,982	14
Employer contributions	2,056,592	2,066,718
Total receivables	3,701,809	3,770,530

NET ASSETS AVAILABLE FOR BENEFITS	$153,377,570	$130,980,361

See notes to financial statements.

BUCKLE 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	December 31, 2020	December 31, 2019
ADDITIONS:
Investment income:
Net appreciation in fair value of investments	$22,614,599	$25,803,413
Interest and dividends	1,477,888	1,003,457
Net investment income	24,092,487	26,806,870

Contributions:
Participant contributions	6,371,315	6,733,829
Employer contributions	2,056,592	2,066,718
Total contributions	8,427,907	8,800,547

Interest income on notes receivable from participants	81,622	90,559

DEDUCTIONS:
Benefits paid to participants	9,813,565	9,886,418
Administrative expenses	391,242	397,711
Total deductions	10,204,807	10,284,129

INCREASE IN NET ASSETS	22,397,209	25,413,847

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	130,980,361	105,566,514

End of year	$153,377,570	$130,980,361

See notes to financial statements.

BUCKLE 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020 AND 2019, AND
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

1.DESCRIPTION OF THE PLAN

The following description of the Buckle 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan provisions.

General - The Plan is a defined contribution plan covering, with certain specified exclusions, all employees working 1,000 hours or more per year who have one year of service and are at least age twenty. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. It was established effective February 1, 1986, and last amended effective April 15, 2020. The Plan administrator is The Buckle, Inc. (the “Company”). The Plan record keeper is Massachusetts Mutual Life Insurance Company (“Mass Mutual”) and the Plan trustee is Reliance Trust Company.

Contributions - Participants may contribute from 1% to 75% of their eligible pay, as defined under the Plan. The Plan provides for the automatic enrollment of eligible participants at a deferral rate of 3% of eligible pay, unless the participant affirmatively elects otherwise. The Plan also provides for an automatic 1% annual increase in the deferral rate (up to a maximum deferral of 10% of eligible pay) for all participants who have been automatically enrolled in the Plan, unless the participant affirmatively elects otherwise. Participants are allowed to designate all or a portion of their contributions as Roth contributions. The Company may contribute to the Plan at its discretion. In fiscal 2020 and 2019, the Company contributed 50% of employees’ contributions on deferrals up to 6% of their eligible pay. The Company contributions to the Plan were $2,056,592 for the year ended December 31, 2020 and $2,066,718 for the year ended December 31, 2019. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and an allocation of the Company’s discretionary contribution and Plan earnings (losses) and is charged with withdrawals and administrative expenses. Allocations are based on participant earnings or account balances, as defined under the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Investments - Participants direct the investment of all contributions into various investment options offered by the Plan.

Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings (losses) thereon. The Company’s discretionary contributions vest over a six-year period, which is as follows:

Years of Service	Percent Vested
Less than two	0%
Two	20%
Three	40%
Four	60%
Five	80%
Six or more	100%

Notes Receivable from Participants - Participants may borrow from their individual accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate established quarterly by the Plan administrator based on the published prime rate plus 1%. At December 31, 2020, participant loans have maturities through 2031 at interest rates ranging from 4.25% to 9.75%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of Benefits - On termination of service, a participant may elect to receive a lump-sum amount equal to the value of his or her vested account, or may elect to receive his or her vested account balance through installment distributions over a specified period. Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships.

Forfeited Accounts - At December 31, 2020 and 2019, forfeited non-vested account balances were $336,450 and $365,465, respectively. Forfeitures of terminated participants’ non-vested account balances are utilized to offset the Company’s discretionary matching contributions made during the plan year and to pay certain administrative expenses for the Plan. The amount utilized to fund a portion of the Company's matching contribution was $100,000 for fiscal 2020 and $200,000 for fiscal 2019.

Coronavirus Aid, Relief, and Economic Security Act - On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) was passed by Congress, which included provisions relating to retirement plans. Effective April 15, 2020, the Plan adopted certain temporary relief provisions for qualified individuals (as defined under the CARES Act), including penalty-free coronavirus-related distributions of up to $100,000 per individual, increasing the maximum participant loan limit to the lesser of $100,000 or 100% of the participant's vested account balance, allowing the suspension of loan payments on outstanding loans for one year, as well as the waiver of 2020 required minimum distributions. These temporary relief provisions were effective through December 31, 2020.

2.SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties - The Plan utilizes various investment instruments, including mutual funds, collective investment trusts, a stable value fund, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

In March 2020, the World Health Organization categorized the rapid spread of the novel coronavirus ("COVID-19") as a global pandemic. As uncertainty regarding the long-term economic impacts of the pandemic remains, the effect on the Plan’s financial statements cannot be reasonably estimated. However, volatility in financial markets could negatively impact Plan assets to the extent it leads to declines in the market value of the Plan’s investments.

Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value (except for the stable value fund, which is reported at contract value). Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of mutual funds are valued at quoted market prices, which represent the net asset value ("NAV") of shares held by the Plan at year-end. Collective investment trusts ("CITs") are valued at the NAV per share, which is based on the fair value of the underlying net assets. The Buckle Stock Fund is valued at the per unit value of the assets held by the fund (including the closing price of common stock of The Buckle, Inc., as reported on the New York Stock Exchange on the last trading day of the plan year, plus the value of the uninvested cash position held by the fund).

Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. The SAGIC Diversified Bond stable value fund invests principally in a diversified portfolio of fixed income securities from U.S. and foreign issuers, including corporate, mortgage-backed, and government and agency bonds; which are intended to maintain a constant net asset value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals and administrative expenses.

The net appreciation (depreciation) in fair value of investments is based on the fair value of the investments at the beginning of the year or cost, if purchased during the year. Net appreciation (depreciation) includes the Plan’s gains or losses on investments bought and sold as well as held during the year. Net appreciation also includes dividends received from The Buckle Inc., which impact the per unit value of The Buckle Stock Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in registered investment companies are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan Agreement.

Administrative Expenses - Administrative expenses are paid by either the Company or the Plan, in accordance with the terms of the Plan Agreement.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, as of December 31, 2020 or December 31, 2019.

Recently Issued Accounting Pronouncements - In August 2018, the Financial Accounting Standards Board ("FASB") issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement. ASU 2018-13 removes, modifies, and adds disclosure requirements and is applicable to all entities that are required, under existing GAAP, to make disclosures about recurring or nonrecurring fair value measurements. ASU 2018-13 was effective for all reporting periods beginning after December 15, 2019. The Plan adopted ASU 2018-13 as of January 1, 2020. The adoption did not have a material impact on the financial statements.

3.FAIR VALUE MEASUREMENTS

FASB ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019:

Common stock - The Buckle Stock Fund is valued at the per unit value of the assets held by the fund (including the closing price of common stock of The Buckle, Inc., as reported on the New York Stock Exchange on the last trading day of the plan year, plus the value of the uninvested cash position held by the fund) and is categorized as Level 1.

Mutual funds - Shares of mutual funds are valued at quoted prices that represent the NAV of shares held on the last day of the plan year and are categorized as Level 1. The mutual funds held by the Plan are deemed to be actively traded.

Collective investment trusts - CITs are public investment vehicles valued using a NAV provided by the manager of each fund. The NAV is based on the underlying net assets owned by the fund divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active. However, the NAV is based on the fair value of the underlying securities within the fund, which are traded on an active market and valued at the closing price reported on the active market on which those individual securities are traded. These investments are priced daily and have no redemption restrictions.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2020 and 2019:

	As of December 31, 2020
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock	$13,596,629	$—	$—	$13,596,629
Mutual funds	24,149,225	—	—	24,149,225
Total assets in fair value hierarchy	$37,745,854	$—	$—	$37,745,854
Investments at net asset value:
Collective investment trusts				105,331,718
Investments at fair value				$143,077,572

	As of December 31, 2019
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common stock	$13,310,129	$—	$—	$13,310,129
Mutual funds	18,420,779	—	—	18,420,779
Total assets in fair value hierarchy	$31,730,908	$—	$—	$31,730,908
Investments at net asset value:
Collective investment trusts				91,250,757
Investments at fair value				$122,981,665

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2020 and 2019, there were no transfers between levels.

4.FULLY BENEFIT-RESPONSIVE GUARANTEED INVESTMENT CONTRACT

The Plan has a fully benefit-responsive guaranteed investment contract (“GIC”) with Mass Mutual. Mass Mutual maintains the contributions in a separate investment account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The GIC is included in the financial statements at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Earnings under the contract are based on a specified crediting rate that is determined periodically by Mass Mutual and cannot be less than 0%. Except for the limitations below, Mass Mutual is contractually obligated to allow participants to withdraw or transfer all or a portion of their investment at contract value.

Limitations on the Ability of the GIC to Transact at Contract Value - Certain events, such as Plan termination or a plan merger initiated by the Company, may limit the ability of the Plan to transact at contract value or may allow for the termination of the GIC at less than contract value. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable.

5.FEDERAL INCOME TAX STATUS

The Plan uses a volume submitter plan document sponsored by Mass Mutual. Mass Mutual received an opinion letter from the Internal Revenue Service (“IRS”), dated March 31, 2014, which states that the volume submitter document satisfies the applicable provisions of the IRC. The Plan itself has not received a determination letter from the IRS. The plan document has been amended since receiving the opinion letter. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2017.

The Plan's management is aware of certain operating or administrative issues that, if not corrected, could affect the tax qualified status of the Plan and its related trust and is in the process of correcting the matters identified. Accordingly, Plan management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC to maintain its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The Company may direct the trustee either to distribute the Plan’s assets to the participants or to continue the trust and distribute benefits as though the Plan had not been terminated.

7.EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Plan investments include The Buckle Stock Fund, which is invested primarily in the stock of The Buckle, Inc., the Plan sponsor, and, therefore, these investments and actual transactions qualify as party-in-interest. The Plan held 418,970 shares of The Buckle, Inc. common stock at December 31, 2020 and 478,832 shares at December 31, 2019, which had a cost basis of $4,869,166 and $5,796,085, respectively. Dividend income received by the Plan from its investment in the stock of The Buckle, Inc. was $1,852,742 for the year ended December 31, 2020 and $988,256 for the year ended December 31, 2019. Dividends received from The Buckle Inc., which impact the per unit value of The Buckle Stock Fund, are included in the net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

Mass Mutual serves as record keeper for the Plan and manages certain Plan investments. Therefore, these transactions qualify as party-in-interest.

8.SUBSEQUENT EVENTS

On December 31, 2020, Empower Retirement acquired the retirement business of Mass Mutual. Following an initial transition period, Empower Retirement will become the recordkeeper for the Plan. As of June 29, 2021, the date the financial statements were available to be issued, the recordkeeping function of the Plan had not migrated to the Empower Retirement platform.

******

BUCKLE 401(k) PLAN
EMPLOYER ID NO: 47-0366193
PLAN NO: 001

SUPPLEMENTAL SCHEDULE
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2020

	Column B	Column C	Column E

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment: Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Current Value

*	The Buckle, Inc. - The Buckle Stock Fund	922,450 units	$13,596,629
*	Stable Value Fund - SAGIC Diversified Bond Fund	485,648 shares	6,598,189
	Bond Fund:
	Metropolitan West Total Return Bond Fund	228,359 shares	2,395,489
	Northern Trust Collective Aggregate Bond Index Fund	7,905 shares	1,083,183
	Large Value Fund - John Hancock Disciplined Value Fund	111,791 shares	2,323,022
	Large Blend Fund - Northern Trust Collective S&P 500 Index Fund	16,239 shares	5,728,799
	Large Growth Fund - Harbor Capital Appreciation Fund	77,767 shares	8,104,912
	Mid-Cap Value Fund - JP Morgan Mid Cap Value Fund	46,864 shares	1,731,167
	Mid-Cap Blend Fund - Northern Trust Collective Extended Market Index Fund	4,363 shares	1,334,818
*	Mid-Cap Growth Fund - T. Rowe Price / Frontier Mid Cap Growth Fund	103,568 shares	2,888,510
	Small Value Fund - MFS New Discovery Value Fund	57,667 shares	973,993
	Small Growth Fund - Principal Small Cap Growth Fund	75,764 shares	1,390,265
	Foreign Fund:
	American Funds Europacific Growth Fund	62,653 shares	4,341,867
	Northern Trust Collective MSCI ACWI ex-US IMI Index Fund	10,780 shares	1,841,490
	Lifecycle Fund:
	T. Rowe Price 2005 Collective Investment Trust	78,423 shares	1,439,844
	T. Rowe Price 2010 Collective Investment Trust	806 shares	15,611
	T. Rowe Price 2015 Collective Investment Trust	3,358 shares	70,122
	T. Rowe Price 2020 Collective Investment Trust	43,546 shares	978,906
	T. Rowe Price 2025 Collective Investment Trust	194,514 shares	4,699,449
	T. Rowe Price 2030 Collective Investment Trust	640,314 shares	16,468,884
	T. Rowe Price 2035 Collective Investment Trust	479,566 shares	12,929,088
	T. Rowe Price 2040 Collective Investment Trust	364,513 shares	10,173,556
	T. Rowe Price 2045 Collective Investment Trust	450,933 shares	12,725,343
	T. Rowe Price 2050 Collective Investment Trust	637,430 shares	17,969,143
	T. Rowe Price 2055 Collective Investment Trust	440,002 shares	12,386,055
	T. Rowe Price 2060 Collective Investment Trust	303,005 shares	5,487,427
*	Participant Loans	Maturing from Jan. 2021 to Jan. 2031; interest rates of 4.25% - 9.75%	1,401,235
			$151,076,996
*	Party-in-interest.
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BUCKLE 401(k) PLAN

Date: June 29, 2021	By:	/s/ Thomas B. Heacock
Thomas B. Heacock
Senior Vice President of Finance, Treasurer,
and Chief Financial Officer

EXHIBIT INDEX

Exhibit 23	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM